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                             August 29, 2023

       Bin Zhai
       Chief Executive Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Annual Report on
Form 20-F
                                                            Filed April 25,
2023
                                                            File No. 001-38726

       Dear Bin Zhai:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third-party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third-party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Bin Zhai
FirstName
CNFinanceLastNameBin
           Holdings Ltd.Zhai
Comapany
August 29, NameCNFinance
           2023            Holdings Ltd.
August
Page 2 29, 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.       We note your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) use terms such as
            us,       our    and    we,    while (b)(4) refers to    our...
or... our operating entity.    It is unclear
         from the context of these disclosures whether terms such as    we
and    our    are meant to
         encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to CNFinance Holdings Limited. It also is unclear
         whether the term    our operating entity    is meant to encompass all
of your consolidated
         foreign operating entities. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Contact Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.
 Bin Zhai
CNFinance Holdings Ltd.
August 29, 2023
Page 3

        You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
if you have questions regarding comments on the financial statements and related matters.
Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                       Sincerely,
FirstName LastNameBin Zhai
                                                       Division of Corporation
Finance
Comapany NameCNFinance Holdings Ltd.
                                                       Office of Finance
August 29, 2023 Page 3
cc:       James C. Lin, Esq.
FirstName LastName